UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

May 4, 2011 (May 2, 2011)
DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED)



COMPETITIVE TECHNOLOGIES, INC.
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

DELAWARE
(STATE OR OTHER JURISDICTION OF INCORPORATION)

1-8696   **36-2664428**
(COMMISSION FILE NUMBER)   **(IRS EMPLOYER IDENTIFICATION NO.)**

1375 Kings Highway East, Fairfield, Connecticut 06824
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)(ZIP CODE)

(203) 368-6044
Registrant's telephone number, including area code:

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07. Submission of Matters to a Vote of Securities Holders.

On May 2, 2011, Competitive Technologies, Inc. (the "Company") held its annual meeting of shareholders. At the meeting, the following issues were submitted to a vote:

Election of Directors

Joel M. Evans, M.D., Richard D. Hornidge, Jr., Rustin Howard and William L. Reali were nominated to be reelected as the directors of the Company. Votes were as follows:

	For	Withheld
Joel M. Evans, M.D.	4,827,810	633,495
Richard D. Hornidge, Jr.	5,023,515	437,790
Rustin Howard	5,072,315	388,990
William L. Reali	5,081,405	379,900

Directors Broker Non-Vote: 7,580,141

Ratification of Auditors

The shareholders voted for the ratification of Mayer Hoffman & McCann CPAs as the Company's independent registered public accounting firm. Votes were as follows:

For	Against	Abstain
12,892,819	68,248	80,379

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPETITIVE TECHNOLOGIES, INC.
(Registrant)

Dated: May 5, 2011

By: _____
Johnnie D. Johnson
Chief Executive Officer